EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Immediate Report – Decision of the Cable and Satellite Council

Further to the immediate report dated December 31, 2015 and to the supplementary report dated February 15, 2016 (Reference: 2016-01-028153), the Company wishes to report that on March 22, 2016 the subsidiary DBS Satellite Services (1998) Ltd. ("YES") received the decision of the Council for Cable TV and Satellite Broadcasting ("the Council") of March 10, 2016 dealing with the setting of a special deals policy and application of transparency guidelines. The following are the main points of the decision:

1.	Each main special deal (a deal including the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only ("the First Price Period") during which no price increase will be allowed.

2.	However, it will be possible to grant an additional discount during the first four months of the First Price Period.

3.	It will not be possible to cancel a special deal during the First Price Period, unless this is permitted by law.

4.	It will be possible to agree in advance with a subscriber on the price that will apply after the First Price Period, subject to the following conditions: (a) The continuation prices must be set out in the rules and regulations of the special deal for which the subscriber signed up; (b) YES may adjust the continuation prices only for linkage to the CPI, where this has been specified in the rules and regulations of the special deal; (c) YES must give the subscriber a written notice during the period of notification specified in Section 13A of the Consumer Protection Law, 5741-1981 ("the Consumer Protection Law"), and it must also give notice in this regard in an invoice and via an SMS as prescribed in the Consumer Protection Law; (d) Following the expiration of the First Price Period YES may terminate the special deal in a notice given at least 30 days in advance.

5.	Each main special deal must be published on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers (the Council has authorized the Chairman of the Council to reach agreements also on publication to people who do not subscribe to Internet services).

6.	The customer service centers must offer subscribers the best special deals that are relevant to them.

7.	The provisions of the decision will not apply at this point to business customers and to customer groups allowing economies of scale, including kibbutzim, workers' committees and the like.

8.	The Council does not plan to forbid differentiation between special deals targeting new customers and those targeting existing customers.

9.	A preparatory period of three months has been set, which the Chairman of the Council has been authorized to extend if he considers this necessary.

The Company and YES are studying the details of the decision, and they are unable at this point to assess its impact.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.